BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006




Damian P. Reitemeyer               Mailing
Address:
Vice President                     P.O. Box 318
Telephone:  212-250-4599           Church Street
Station
                                   New York, NY  10008

                                   February 14, 1996









Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
     American Telephone & Telegraph Co.


Pursuant to Rule 13d-1 of the General Rules and
Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-
Mail confirmation.

                        Sincerely,

                         Damian P. Reitemeyer
Enclosures




             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                        SCHEDULE 13G
          Under the Securities Exchange Act of
                     1934 (Amendment No. 6 )*

             American Telephone & Telegraph Co.
             __________________________________
                       NAME OF ISSUER:
                Common Stock, $1.00 par value
           _____________________________________

                          TITLE OF CLASS OF
                          SECURITIES 001957109
           _____________________________________
                         CUSIP NUMBER


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover
page shall not be deemed to be   filed   for the purpose
of Section 18 of the Securities Exchange Act of 1934 (
Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)
             (Continued on following page(s))

CUSIP No.  001957109                    Page 1 of 5 Pages
1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Bankers Trust New York Corporation, and its wholly owned subsidiaries, Bankers Trust Company (as Trustee for various trusts and employee benefit plans, and investment advisor),BT Securities Corporation, and Bankers Trust
Holdings, Inc.  13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Bankers Trust New York Corporation, Bankers Trust
Company, and BT Securities Corporation are New York
corporations. Bankers Trust Holdings Inc, is a Delaware
corporation.
NUMBER OF     5. SOLE VOTING POWER
SHARES



BENEFICIALLY   6. SHARED VOTING POWER
OWNED BY

EACH         7. SOLE DISPOSITIVE POWER
REPORTING


PERSON        8. SHARED DISPOSITIVE POWER
WITH


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON



10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
     CERTAIN SHARES * [ ]
CUSIP No. 001957109                     Page 2  of 5
Pages

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9



12.TYPE OF REPORTING PERSON *
     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK
     BT Securities Corporation - BD
     Bankers Trust Holdings, Inc. - CO


Item 1(a)      NAME OF ISSUER:
             American Telephone & Telegraph Co.


Item 1(b)      ADDRESS OF ISSUER  S PRINCIPAL
EXECUTIVE
OFFICES:
                  32 Avenue of the Americas
                New York, NY  10013-2412

Item 2(a)      NAME OF PERSON FILING:

Bankers Trust New York Corporation, and its wholly owned subsidiaries, Bankers Trust Company (as Trustee for various trusts and employee benefit plans, and investment advisor),BT Securities Corporation, and Bankers Trust
Holdings, Inc.

Item 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          280 Park Avenue New York, New York  10017.

Item 2(c)      CITIZENSHIP:

          Bankers Trust New York Corporation, Bankers
          Trust Company (as Trustee for various trusts
          and
          employee benefit plans, and investment advisor),
          and BT Securities Corporation are incorporated
          in the State of New York with its principal
          business office located in New York. Bankers
          Trust Holdings Inc. is a Delaware corporation.
CUSIP No. 001957109                     Page 3  of 5 Pages

Item 2(d)    TITLE OF CLASS OF SECURITIES:

        Common stock ($1.00 par value) of American
          Telephone & Telegraph Co.
Item 2(e)    CUSIP NUMBER: 001957109
Item 3       THE PERSON FILING IS A:
        For Bankers Trust New York Corporation, and
Bankers Trust Holdings Inc.

     (g)  [X] Parent Holding Company, in accordance with

                 Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company

     (b)  [X] Bank as defined in section 3(a)(6) of the

          Act. For BT Securities Corporation

   (a) [X] Broker or dealer registered under Section 15 of the Act.

Item 4         OWNERSHIP:

     (a)  Amount Beneficially Owned:


     (b)  PERCENT OF CLASS:

     (c)  Number of shares as to which the Bank has:
          (i)  sole power to vote or to direct the
                vote -


          (ii)  shared power to vote or to direct the
                 vote -


          (iii)  sole power to dispose or to direct
                       the disposition of -


          (iv)  shared power to dispose or to direct
                   the disposition of -
CUSIP No. 001957109                     Page 4  of 5
Pages


Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

           [X]

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
OF
          ANOTHER PERSON:

          Not applicable.
Item 7    IDENTIFICATION AND CLASSIFICATION OF
THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING COMPANY:

          See Item 3 above.


Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
THE GROUP:
                    Not Applicable.
Item 9    NOTICE OF DISSOLUTION OF GROUP:
                    Not Applicable
CUSIP No. 001957109                     Page 5  of 5 Pages
Item 10   CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     as of December 31, 1995


     Bankers Trust New York Corp.

     /s/James T. Byrne, Jr.
     James T. Byrne, Jr.
     Secretary


                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company
                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company and BT
Securities Corporation  is shown below:

             Bankers Trust New York Corporation

     ________________________|________________
     |                                       |
     |                                       |
Bankers Trust Company                        BT Securities
                                             Corporation
                    EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Holdings Inc. is shown below:


           Bankers Trust New York Corporation

                            |
                          100%
                            |

              Bankers Trust Holdings, Inc.